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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ZYCON CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            HADCO ACQUISITION CORP.
                               HADCO CORPORATION
                                   (BIDDERS)

                         COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  989852-10-8
                                 (CUSIP NUMBER)
                            ------------------------

                                ANDREW E. LIETZ
                            CHIEF EXECUTIVE OFFICER
                               HADCO CORPORATION
                               12A MANOR PARKWAY
                           SALEM, NEW HAMPSHIRE 03079
                                 (603) 898-8000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                   COPIES TO:
                            STEPHEN A. HURWITZ, ESQ.
                             GEORGE W. LLOYD, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                               HIGH STREET TOWER
                                125 HIGH STREET
                                BOSTON, MA 02110
                            ------------------------

                                DECEMBER 4, 1996
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                           CALCULATION OF FILING FEE
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
            Transaction Valuation*                         Amount of Filing Fee
                 $212,853,600                                   $42,570.12

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* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of the 11,056,000 shares of common stock, $.001 par value (the "Shares") outstanding at December 4, 1996, plus 769,200 Shares issuable upon the exercise of options outstanding at December 4, 1996, at $18.00 per Share in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount Previously Paid: None                      Filing Party: Not Applicable
   Form or Registration No: Not Applicable           Date Filed: Not Applicable

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

                             SCHEDULE 14D-1 AND 13D

------------------------------
  CUSIP NO.
989852-10-8
------------------------------
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
  1     NAME OF REPORTING PERSONS
        Hadco Acquisition Corp.
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        Applied For
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [ ]
                                                                                        (b) [ ]
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  3     SEC USE ONLY
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  4     SOURCE OF FUNDS
        AF
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) OR 2(f)
        N/A                                                                                 [ ]
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware
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  7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,754,296*
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  8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
        CERTAIN SHARES
        N/A                                                                                 [ ]
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  9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        57%*
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  10    TYPE OF REPORTING PERSON
        CO

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* On December 4, 1996, Hadco Corporation, a Massachusetts corporation
  ("Parent"), and Hadco Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), entered into a Stockholders Agreement (the "Stockholders Agreement") with certain stockholders (collectively, the "Selling Stockholders") of Zycon Corporation (the "Company"), pursuant to which the Selling Stockholders agreed to sell to Purchaser an aggregate of 6,754,296 shares of common stock, $.001 par value per share, of the Company beneficially owned by them (representing approximately 57% of the Shares outstanding calculated on a fully-diluted basis). Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed to validly tender pursuant to Purchaser's offer to purchase all of the outstanding Shares which are owned of record or beneficially by them. Upon certain circumstances, Parent also has the right to acquire from Selling Stockholders all of their Shares. The Stockholder Agreement is described more fully in Section 12 of the Offer to Purchase dated December 11, 1996.

                             SCHEDULE 14D-1 AND 13D

------------------------------
  CUSIP NO.
989852-10-8
------------------------------
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
  1     NAME OF REPORTING PERSONS
        Hadco Corporation
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        94-2348052
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [ ]
                                                                                        (b) [ ]
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  3     SEC USE ONLY
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  4     SOURCE OF FUNDS
        BK
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) OR 2(f)
        N/A                                                                                 [ ]
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        The Commonwealth of Massachusetts
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  7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,754,296*
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  8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
        CERTAIN SHARES
        N/A                                                                                 [ ]
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  9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        57%*
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  10    TYPE OF REPORTING PERSON
        CO

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* The footnote on page 2 is incorporated by reference herein.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 is filed by Hadco Corporation, a Massachusetts corporation ("Parent"), and Hadco Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, $.001 par value per share (the "Shares"), of Zycon Corporation (the "Company"), a Delaware corporation, at $18.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 11, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and Purchaser of beneficial ownership of 6,754,296 shares pursuant to the Stockholders Agreement dated December 4, 1996 among Parent, Purchaser, the Company and certain stockholders of the Company. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Zycon Corporation, a Delaware corporation. The address of the Company's principal executive offices is 445 El Camino Real, Santa Clara, California 95050.

     (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither Purchaser or Parent nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(e) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth under "Introduction" and in Sections 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) The information set forth under "Introduction" and in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

     (b)(c) and (e) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(1) Offer to Purchase dated December 11, 1996.

(a)(2) Letter of Transmittal.

(a)(3) Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Text of Press Release dated December 5, 1996.

(a)(8) Form of Summary Advertisement dated December 11, 1996.

(b) Commitment Letter dated December 3, 1996 from The First National Bank of Boston to Parent.

(c)(1) Agreement and Plan of Merger dated as of December 4, 1996, among Parent, Purchaser and the Company.

(c)(2) Stockholders Agreement dated December 4, 1996 among Parent, Purchaser and the Selling Stockholders.

(c)(3) Noncompetition and Nondisclosure Agreement dated December 4, 1996 by and between Parent and Ronald H. Donati.

(d)    None.

(e)    Not applicable.

(f)    None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 1996                  HADCO ACQUISITION CORP.

                                          By: /s/ TIMOTHY P. LOSIK
                                              ----------------------
                                              Name: Timothy P. Losik
                                              Title: Vice President

                                          HADCO CORPORATION

                                          By: /s/ TIMOTHY P. LOSIK
                                              ----------------------
                                              Name: Timothy P. Losik
                                              Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT                                    DESCRIPTION                                    PAGE
--------  ------------------------------------------------------------------------------  ----
(a)(1)    Offer to Purchase dated December 11, 1996.....................................
(a)(2)    Letter of Transmittal.........................................................
(a)(3)    Notice of Guaranteed Delivery.................................................
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees...
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees..................................................
(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute
          Form W-9......................................................................
(a)(7)    Text of Press Release dated December 5, 1996..................................
(a)(8)    Form of Summary Advertisement dated December 11, 1996.........................
(b)       Commitment Letter dated December 3, 1996 from The First National Bank of
          Boston to Parent..............................................................
(c)(1)    Agreement and Plan of Merger dated as of December 4, 1996 among Parent,
          Purchaser and the Company.....................................................
(c)(2)    Stockholders Agreement dated December 4, 1996 among Parent, Purchaser and the
          Selling Stockholders..........................................................
(c)(3)    Noncompetition and Nondisclosure Agreement dated December 4, 1996 by and between Parent and Ronald H. Donati...........................................